October 12, 2007
VIA EDGAR AND OVERNIGHT MAIL
Ms. Elaine Wolff
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549-7010

Re:	Cardtronics, Inc. Registration Statement on Form S-1 Filed September 7, 2007 File No. 333-145929
Dear Ms. Wolff:
     Set forth below are the responses of Cardtronics, Inc., a Delaware corporation (the “Company” or “we”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 5, 2007, with respect to the Company’s Form S-1 initially filed with the Commission on September 7, 2007, File No. 333-145929 (the “Registration Statement”). We have filed through EDGAR and enclosed herewith five courtesy copies of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. All page references we use in our responses to the Staff’s comments refer to the pages of Amendment No. 1.
General Comments
1.	We note from page 130 that on June 1, 2007, you amended the terms of the Series B Convertible Preferred Stock to increase the number of shares of common stock into which the TA Funds’ Series B Stock would be convertible in connection with your completion of the IPO. We note that the amendment provides that the TA Funds will receive common shares with an “aggregate value at the initial public offering at least equivalent to the value that the TA Funds would have received if the initial public offering price was $[ ] per share and they received shares of common stock converted on a one-for-one basis.” In this connection, please tell us whether this price has been set, provide us with the basis for your exemption from registration for this offering and explain why it should not be integrated with this offering. Additionally, please provide us with a copy of this agreement.

Response: As indicated in the comment, the terms of the Series B Convertible Preferred Stock were amended to increase the number of shares of common stock into which the TA Funds’ Series B preferred stock would be convertible in connection with the completion of our initial public offering. This amendment was effected on June 1, 2007 in connection with our execution of the asset purchase agreement related to the 7-Eleven ATM Transaction. For your convenience, a copy of our amended certificate of incorporation, which was filed with the State of Delaware on July 19, 2007, is being provided supplementally.
While the per-share valuation amount was not included in our initial filing, that price is computed based on the conversion mechanics contained in our amended certificate of incorporation and equates to $15.16 per share after giving effect to the conversion rate for the Series B Convertible Preferred Stock into common stock and subsequent common stock split, as reflected in the disclosure. We have included that price on page 134 of Amendment No. 1.
We believe the issuance of the additional shares to TA Associates described in the Registration Statement to constitute a valid private placement pursuant to Rule 152 of the Securities Act of 1933, as amended.
In the Black Box, Inc. no-action letter issued on June 26, 1990, the SEC indicated that a private placement would be considered completed in accordance with Rule 152 on the date the agreement to purchase securities is signed provided that the purchaser’s obligations are binding and subject only to the conditions that are not within the purchaser’s control. Because the new agreement was entered into on June 1, 2007, the conversion formula was effective as of that date, with the additional shares to be issued to TA Associates only subject to the ultimate initial public offering price. TA Associates does not have the ability to change these terms. To the extent September 7, 2007, the date of the initial filing of our Registration Statement, constitutes the commencement of our public offering for purposes of this analysis, the private placement would have been completed more than two months prior to this filing notwithstanding the fact that TA Associates will not receive the additional shares until the closing of our initial public offering. We believe this to be within the guidance provided in the Black Box letter.
To the extent you wish to discuss this further, we and our counsel are happy to do so at your convenience. To the extent you feel the Black Box guidance to be inapplicable to our facts, we also believe this additional share issuance to TA Associates would fail to meet the traditional five-factor integration test contained in SEC Release No. 33-4552.
2.	We note your statement following the cover page that graphics will be included in an amended filing. Please do not include such graphics and pictures in any preliminary prospectus delivered to prospective investors before we clear these items. We may have comments on this disclosure.
Response: We have revised the Registration Statement to include the graphics as requested.

3.	We note from an article entitled “WaMu adds ATMs in Texas through Cardtronics,” located at http://www.atmmarketplace.com/article.php?id=9214, that you have entered into a recent agreement with Washington Mutual to place its name on your ATMS in CVS stores in Texas. If material, please revise the registration statement to provide information regarding this transaction.
Response: We wish to advise the Staff that the recent agreement entered into with WaMu is not considered to be material to our overall financial condition or results of operations. Accordingly, we believe that specific disclosure of this transaction would not be appropriate.
4.	Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers much identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.
Response: We are currently in the process of confirming whether any selling shareholders are registered broker-dealers or affiliates of broker-dealers. In the event that any selling shareholder is a registered broker-dealer or an affiliate of a broker-dealer, we will identify them as such in a subsequent amendment to the Registration Statement and make the related disclosures regarding underwriting compensation and/or underwriter status, as required.
5.	Please amend your registration statement to provide selected quarterly financial data. Refer to Item 302 of Regulation S-K
Response: We have not included the selected quarterly financial information required by Item 302(a) of Regulation S-K because this requirement is only applicable to registrants with securities registered pursuant to Section 12(b) or Section 12(g) of the Exchange Act. Because we have no securities registered under these sections, we do not believe the requirement to include the requested information is applicable to us.
Prospectus Summary, page 1
6.	We note your disclosure in italics that unless specifically indicated to the contrary, the non-financial description of your business includes the effects of the 7-Eleven transaction. Please revise to disclose this information whenever you give effect to the transaction and disclose that such information does not reflect what your actual results would have been.
Response: In response to your comment, we have revised the Registration Statement to specifically identify as “pro forma” all financial and non-financial disclosures that include the effect of the 7-Eleven ATM Transaction. Furthermore, we have modified the lead-in paragraph on page 1 of Amendment No. 1 to reflect that all pro forma information reflected in the Registration Statement (including both financial and non-financial information) does not necessarily reflect what our actual results would have been for the periods presented.

7.	Please provide us with support for quantitative and qualitative statements throughout the prospectus, and revise the disclosure to clearly state the basis for these statements. In this connection, we note your disclosure on page 30 that you have obtained data pertaining to the ATM industry from third parties such as Dove Consulting, ATM&Debit News, the UK Payment Statistics and other publicly available sources. Please revise to disclose the source at the point at which you use the information. In providing us with support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, and without limitation, the following examples on pages 1 and 3:
•	“Cardtronics, Inc. operates the world’s largest network of ATMs.”

•	“We believe that Allpoint is the largest surcharge-free network of ATMs in the United States based on the number of participating ATMs.”

•	“Over 9,500 of our Company-owned ATMs are under contract with well-known banks to place their logos on those machines, making us the largest non-bank owner and operator of bank-branded ATMs in the United States.”

•	“We believe our operating costs per ATM are significantly lower than the operating costs incurred by bank ATM operators.”

•	“We have improved the operating cash flow of our acquired networks of ATMs and achieved high returns on capital for such transactions.”
Further, please tell us the nature of the relationship between Cardtronics and any source of information upon which you are relying if applicable.
Response: Set forth as Annex A to this letter is a table identifying quantitative and qualitative statements contained in the Registration Statement along with the accompanying documentation we have relied upon in making those statements. Please see Annex A along with the printed and annotated copies of the source materials delivered to the Staff via overnight mail. If you have any questions with respect to any of our supporting data, we would be happy to discuss this with you at your convenience.
8.	Please revise the summary to provide a balanced representation of material information relating to your strengths and weaknesses. Currently, a significant amount of the information contained in the summary relates to your strengths and only minimally touches on your weaknesses. For example, information regarding the potential losses anticipated in association with the Vcom portions of the 7-Eleven Transaction should be discussed to balance the favorable information provided relating to this transaction. In this connection, please revise to discuss risk factors throughout the summary rather than simply providing a cross-reference to that section.
Response: We have revised the Registration Statement accordingly. Reference is made to pages 2 through 7 of Amendment No. 1.

Our Business, page 1
9.	In paragraph 3 of this section and throughout the registration statement, you utilize the term “organically” in reference to increasing the size of your network. Please explain what you mean by the use of this term or revise to one that is more readily understood.
Response: We have revised the Registration Statement to eliminate the use of the term “organically”, and any related derivations thereof.
10.	Please revise to explain “interchange fees,” “placement fees,” and to provide the full designation for the acronym “Triple-DES.” In this connection, please explain here or in an appropriate section of the document whether you receive interchange fees in connection with transactions other than withdrawal transactions.
Response: We have revised the Registration Statement to explain the terms “interchange fees,” “placement fees,” and to provide the full designation of the acronym “Triple-DES.” Reference is made to pages 2 and 3 of Amendment No. 1. We also wish to advise the Staff that we do receive interchange fees in connection with transactions other than withdrawal transactions, and have disclosed this fact in Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 55 and 56 of Amendment No. 1.
11.	We note the selected operating data that you have highlighted on page 2. Please revise to balance this discussion with your historical amounts as well as the historical net income and accumulated deficit for the same periods for which you have presented pro forma amounts.
Response: We have revised the Registration Statement to include a discussion of our historical amounts alongside the related pro forma amounts. Reference is made to pages 2 and 3 of Amendment No. 1.
Our Strengths, page 2
Recurring and Stable Revenue and Operating Cash Flow, page 3
12.	We note your statement that “Our recurring and stable revenue base, relatively low and predictable maintenance capital expenditure requirements, and minimal working capital requirements allow us to generate relatively predictable and consistent operating cash flows.” Please revise or balance this disclosure with the following information throughout the registration statement:
•	a high attrition rate during the past year of merchant-owned ATMs.

•	costs due to the EFT network requirements regarding Triple-DES compliance.

•	costs to convert ATMs to an in-house processing switch.

•	the need to hire and train more employees as a result of the 7-Eleven transaction.

•	substantial fluctuations in cash flows from investing activities in the last two years and large fluctuations in cash flows from operating activities.
Response: We have provided additional disclosures within the Prospectus Summary and elsewhere as requested by the Staff pursuant to comment 8 above in an effort to provide a more balanced discussion of our strengths and significant risk factors, including the disclosures identified above to the extent applicable.
Experienced Management Team, page 3
13.	Please revise to disaggregate the number of years of experience of your management team.
Response: We have revised the Registration Statement. Reference is made to page 4 of Amendment No. 1.
Our Market Opportunity, page 4
Merchant Network Opportunities, page 4
14.	We note your statement that, “Many of our existing national and regional retail merchant customers do not have ATMs in all of their retail locations and are adding new locations as they grow their business.” Please disclose whether you are the exclusive supplier of ATMs to these merchants pursuant to contracts with the merchants or if you will face competition in attempting to locate ATMs at these locations.
Response: We have revised the Registration Statement accordingly. Reference is made to page 4 of Amendment No. 1.
Bank Branding and Outsourcing Opportunities, page 4
15.	We note your statement that, “We believe that our relatively lower cost of operations and significant experience in ATM management provides us with future revenue opportunities as banks and other financial institutions look to outsource certain ATM management functions to simplify operations and lower their costs.” Please provide a source demonstrating that banks are looking to outsource these functions.
Response: We have included a copy of the 2006 ATM Deployer Study: A Stratification of the ATM Industry conducted by Dove Consulting in Exhibit 14 to Annex A of this letter. The ATM Servicing section beginning on page 118 of the study provides various statistics on large banks and credit unions and their utilization of third party service providers for ATM management functions, including cash replenishment, deposit pick up, and first and second line maintenance. Additionally, the Full Service Outsourcing section beginning on page 137 indicates that full service outsourcing has become more prevalent in international regions and is slowly beginning to grow in popularity within the United States. Furthermore, we wish to advise the Staff that we frequently receive requests from banks to provide bids related to armored replenishment, first line maintenance, and/or second line maintenance functions, which further illustrates the desire of financial institutions to outsource such functions.
Advance-Functionality Opportunities, page 4
16.	Please balance this disclosure with the disclosure from your MD&A that if your cumulative losses (including termination costs) reach $10 million, your current intent is to terminate the Vcom Services and that you currently expect that you will incur up to $10 million in operating losses, including potential contract termination costs. Please revise to disclose how you intend to offer these advanced-functionality services, such as check cashing, in the event you terminate the Vcom services.
Response: We have revised the Registration Statement to include a discussion in the Prospectus Summary of our plans with respect to the Vcom Services. Additionally, we have revised the Registration Statement to clarify that we do not have any current plans to actively pursue other advanced-functionality opportunities if we ultimately decide to terminate the Vcom Services. Reference is made to page 5 of Amendment No. 1.
International Opportunities, page 4
17.	Please explain what is meant by “off-premise ATMs.”
Response: We have revised the Registration Statement to explain what is meant by “off-premise ATMs.” Reference is made to page 3 of Amendment No. 1.
18.	We note your disclosure that “We believe that significant growth opportunities continue to exist in those international markets where cash is the predominant form of payment utilized by consumers and where off-premise ATM penetration is still relatively low.” In addition, we note the disclosure on page 5 that you plan to expand your operations into selected international markets. Please revise to disclose the markets in which you intend to expand and include any appropriate risk factor disclosure relating to such markets.
Response: We have revised the Registration Statement to disclose those markets in which we currently intend to expand. Reference is made to page 6 of Amendment No.1. Furthermore, we have added a new risk factor on page 22 of Amendment No. 1 to disclose the risks associated with entering those (and other similar) markets.
The Offering, page 6
19.	We note that you are contemplating a stock split immediately prior to the closing of the offering. Please confirm that all per share amounts disclosed within your Form S-1 document will be retroactively restated to reflect the stock split.

Response: All future per share amounts will be retroactively restated to reflect the stock split subsequent to the closing of this offering.
Summary Historical Consolidated and Pro Forma Financial and Operating Data, page 8
20.	We note that you have presented EBITDA as a non-GAAP financial measure. Please tell us how your current disclosures comply with Item 10(e) of Regulation S-K and the related FAQ.
Response: We have revised the Registration Statement to expand our disclosures regarding this non-GAAP financial measure. We believe our revised disclosure complies with the applicable requirements of Item 10(e) and the related FAQ. Reference is made to pages 13 and 14 of Amendment No. 1.
Risk Factors, page 12
21.	Please review risk factors to eliminate those risks that are general in application as such present a risk for any company. We note the following examples on pages 26-27:
•	“The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.”

•	“If our share price is volatile, we may be the target of securities litigation, which can be costly or time-consuming to defend.”
Alternatively, please revise such risk factors to demonstrate risks specific to you.
Response: We have revised the Registration Statement to modify the above risk factors. Reference is made to page 15 of Amendment No. 1.
22.	We note your statement that “the risks and uncertainties described below are not the only ones facing us.” Please revise to disclose that these are the material risks.
Response: We have revised the Registration Statement accordingly. Reference is made to page 15 of Amendment No. 1.
We derive a substantial portion of our revenue from ATMs placed with a small number of merchants. If one or more of our top merchants were to cease doing business with us, or to substantially reduce its dealings with us, our revenues could decline, page 13
23.	In this risk factor, please provide the names of your top five merchants and specify when each merchant’s contract will end.
Response: We wish to advise the Staff that other than 7-Eleven, which represents over 34% of our consolidated pro forma revenues, no other single merchant customer accounts for more than 5.0% of our consolidated revenues (on both an actual and pro forma basis). We have previously disclosed in this risk factor the various expiration dates of our five largest merchant customers, including 7-Eleven. Since no single merchant customer other than 7-Eleven (which is disclosed) represents more than 10% of our consolidated revenues, we believe that we have complied with the significant customer disclosure requirements and are not required to provide the specific names of our other top four merchant customers.
If we, our transaction processors, our EFT networks or other service providers experience system failures, the ATM products and services we provide could be delayed or interrupted, which would harm our business, page 14.
24.	You state: “Although we have tested business continuation plans (as do our critical vendors), and even though our contracts with merchants do not include any guarantees related to network availability problems due to factors beyond our control (which all ATM operators are subject to) . . .” and “We have not been the cause of any such interruptions in the past.” Please remove this language as it appears to mitigate the risk being disclosed.
Response: We have revised the Registration Statement accordingly. Reference is made to page 17 of Amendment No. 1.
25.	You state: “Further, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.” Please place this information in a separate risk factor and give further details about this risk to you.
Response: We have revised the Registration Statement to delete the referenced statement. After further review of our existing insurance policies and related coverages, and after considering the likelihood of our processing operations experiencing failures at both our primary and secondary data centers and resulting business losses, we have concluded that this particular risk is not material enough to warrant separate disclosure. Reference is made to page 17 in Amendment No. 1.
We may be unable to integrate our recent and future acquisitions in an efficient manner and inefficiencies would increase our cost of operations and reduce our profitability, page 18.
26.	Please revise to combine this risk factor with the disclosure regarding the risks of integrating the 7-Eleven transaction on page 21.
Response: We have revised the Registration Statement accordingly. Reference is made to the revised risk factor on page 21 of Amendment No. 1.
Our international operations involve special risks and may not be successful, which would result in a reduction of our gross profits, page 19
27.	Please provide more information regarding the bulleted risks presented in this risk factor.

Response: We have revised the Registration Statement accordingly. Reference is made to the revised risk factor on page 22 of Amendment No. 1.
Future sales of our common stock in the public market could lower our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us, page 27
28. In the second paragraph, please provide the expiration date of the lock-up period.
Response: We have revised the Registration Statement accordingly. Reference is made to page 29 of Amendment No. 1.
Your ability to influence corporate matters may be limited because a small number of stockholders beneficially own a substantial amount of our common stock, page 28
29.	Please revise to separate risks regarding the control held by a limited number of shareholders and the risks regarding conflict of interests between the interest of these controlling shareholders and Cardtronics. In the conflict of interest risk factor, if there is not a method for determining how opportunities will be divided between CapStreet Group LLC, TA Associates, and Cardtronics, when all parties are interested in a particular transaction, please disclose this.
Response: We have revised the Registration Statement accordingly. Reference is made to page 30 of Amendment No. 1.
Use of Proceeds, page 32
30.	In the third paragraph, you state: “Accordingly, assuming no change in the assumed initial public offering price per share, an increase (decrease) of 1,000,000 shares from the expected number of shares to be sold in this offering, would not increase (decrease) our net proceeds from this offering.” Please explain this statement.
Response: We have revised the Registration Statement. Reference is made to page 34 of Amendment No. 1.
31.	We note that you have provided the amount of borrowings on a pro forma basis. Please revise to disclose as of a most recent practicable date, the amount of borrowings under the facility and the amount of available additional borrowings.
Response: We have revised the Registration Statement accordingly. Reference is made to page 34 of Amendment No. 1.
32.	We note your statement that working capital and general corporate purposes includes proceeds to “acquire or invest to businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise.” Please revise as we do not agree that such uses are general corporate purposes.
Response: We have revised the Registration Statement accordingly. Reference is made to page 34 of Amendment No. 1.
33.	Please identify how you used proceeds from any debt to be discharged through this offering and incurred within the last 12 months. Refer to Instruction 4 to Item 504 of Reg. S-K.
Response: We have revised the Registration Statement accordingly. Reference is made to page 34 of Amendment No. 1.
Capitalization, page 34
34.	Please adjust your Pro Forma financial information to reflect the conversion of the Series B redeemable convertible preferred stock that is to occur immediately prior to the closing of this offering.
Response: We have revised the Registration Statement to reflect the conversion of the Series B convertible preferred stock. Reference is made to pages 36 and 37 of Amendment No. 1.
Dilution, page 36
35.	Please revise your table to show the effect of the conversion of the Series B convertible preferred stock that is to occur immediately prior to the closing of this offering.
Response: We have revised the Registration Statement to reflect the conversion of the Series B convertible preferred stock. Reference is made to page 36 of Amendment No. 1.
Selected Historical Consolidated Financial and Operating Data, page 38
36.	On page 40, in footnote number 5, you state: “‘Other’ for the six months ended June 30, 2007, includes $1.0 million of losses on the disposal of fixed assets during the period, which were partially offset by $0.6 million of gains related to the sale of Winn-Dixie equity securities (discussed above).” Please state specifically where this information is discussed.
Response: We have revised the Registration Statement to clarify the discussion around the Winn-Dixie equity securities. Reference is made to pages 13 and 42 of Amendment No. 1.
Unaudited Pro Forma Condensed Consolidated Financial Statements, page 41
37.	Please revise your pro forma financial statements to reflect the conversion of the Series B convertible preferred stock and other significant transactions to occur prior to closing of this offering or tell us why such adjustment is deemed unnecessary.

Response: We have revised the Registration Statement to reflect the conversion of the Series B convertible preferred stock. Reference is made to page 45 of Amendment No. 1. We do not believe that there are any other significant transactions that warrant inclusion in the pro forma financial statements.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51
Overview of Business — In-House Transaction Processing, page 52
38.	Please provide information in this section as to the costs being incurred by you in switching over to this processing system. Please state how many of your approximately 31,000 ATMs you intend to convert to this processing system.
Response: We have revised the Registration Statement accordingly. Reference is made to page 55 of Amendment No. 1.
Branding Revenue, page 54
39.	Please explain what you mean by the disclosure that although you forego surcharge revenues on surcharge-free networks you earn interchange revenues in addition to network branding revenues and you “believe many of these transactions are incremental.”
Response: Historically, we have seen increased withdrawal transaction levels at ATMs once they become a part of our Allpoint or MasterCard surcharge-free networks (i.e., withdrawal transactions at those locations increase when compared to historical levels once the ATMs become part of the network). Accordingly, we believe that many of the surcharge-free withdrawal transactions are from new or “incremental” cardholders (i.e., cardholders that did not utilize the ATMs before those ATMs became part of the particular surcharge-free network).
We have revised the Registration Statement to further clarify this point. Reference is made to page 56 of Amendment No. 1.
Six months Ended June 30, 2006 and June 30, 2007 — Cost of ATM Operating Revenues, page 64
40.	We note your disclosure that, “Finally, the cost of ATM operating revenues from our United Kingdom operations was negatively impacted by approximately $0.4 million in costs related to certain fraudulent credit card withdrawal transactions conducted on a number of our ATMs in that market. We incurred such losses as a result of the delay in certification associated with a change in our sponsoring bank.” Please explain why this amount was not covered by the insurance you maintain. Additionally, please provide a risk factor regarding this and other potential impacts of changing sponsoring banks.

Response: Losses from fraudulent cardholder activity are not covered by our existing insurance policies. Historically, such losses have been insignificant and, in management’s opinion, did not warrant separate coverage.
We have not included a separate risk factor with respect to changing sponsoring banks. With respect to the referenced disclosure, the losses occurred, not because of the change itself, but because of the timing of the change (i.e., the change occurred at the same time we were scheduled to receive our certification from MasterCard). Because we were in the process of changing our sponsoring bank, we were unable to meet this initial certification window provided by MasterCard. Accordingly, we were required to reschedule that certification process for a later date (again, in accordance with a schedule provided by MasterCard). Once we receive our certification from MasterCard, which we currently expect will occur on or before June 30, 2008, this particular risk will no longer be applicable. Furthermore, we have taken certain internal measures to limit our exposure to these fraudulent transactions prior to our certification, and do not expect them to have an ongoing material impact on our financial condition or results of operations. Based on the foregoing, we do not believe that a separate risk factor concerning the changing of sponsoring banks is warranted.
Six months Ended June 30, 2006 and June 30, 2007 — Cost of ATM Product Sales and Other Revenues, page 65
41.	Please define the acronym VAR where it first appears in the registration statement. This acronym does not appear to be defined at an earlier point.
Response: We wish to advise the Staff that the acronym VAR was previously defined on page 63 of the Registration Statement (currently page 65 of Amendment No. 1).
Selling, General, and Administrative Expenses — Stock-Based Compensation, page 71
42.	In the first paragraph you state that, “Stock-based compensation for the year ended December 31, 2006, decreased by 62.4% when compared to the same period in 2005. Such decrease was primarily due to an additional $1.7 million in stock-based compensation employee stock options in connection with our Series B preferred stock financing transaction.” Please revise this statement to clarify that the additional compensation expense occurred in 2005.
Response: We have revised the Registration Statement accordingly. Reference is made to page 73 of Amendment No. 1.

The ATM Industry, page 88
Recent Trends in the U.S. ATM Industry, page 89
43.	Under this section, please explain what CAGR is and please explain why this chart is being used in your registration statement.
Response: CAGR, as used in Amendment No. 1, represents the compounded annual growth rate of the number of deployed ATMs and the number of annual ATM withdrawal transactions for the periods presented. Please note that we have removed the two charts related to the U.S. off-premise ATMs on page 89 of the Registration Statement (currently page 91 of Amendment No. 1.) However, we continue to utilize the term “CAGR” to present information related to our United Kingdom operations. We have revised the Registration Statement to define the acronym CAGR. Reference is made to page 93 of Amendment No. 1.
44.	In the graphic on page 90, the information is presented only through 2005. Is there more recent information? If so, please revise this graph to present more recent information.
Response: The information presented in the graph on page 90 of the Registration Statement (currently page 92 of Amendment No. 1) is the most recent information available as of the date of this filing. We expect to receive updated information through 2007 at some point during 2008, as this particular data is updated biennially.
Developing Trends in the ATM Industry — Growth in International Markets, page 90-91
45.	We note your statement in the second paragraph that, “According to LINK, a total of approximately 61,000 ATMs were deployed in the United Kingdom as of December 2006, of which approximately 28,100 were operated by non-banks.” In the chart following this paragraph though, it appears that there were approximately 60,000 ATMs of which approximately 27,000 were operated by non-banks. Please reconcile this discrepancy or explain why the information provided is different.
Response: We have revised the Registration Statement to eliminate this discrepancy. Reference is made to pages 92 and 93 of Amendment No. 1.
Business, page 93
Company Overview, page 93
46.	Following each table on this page, you note the sources for the information contained in the table. Please revise to identify the websites relied upon, provide copies of those sources, and highlight where the information is located. Additionally, please disclose the information management relied upon in forming management’s estimates.

Response: We have included copies of all supporting documentation related to both the U.S. and the World-wide ATM industry tables on page 95 of Amendment No. 1 in Exhibit 1 to Annex A of this letter. On each supporting document, we have identified the source of the information, including website addresses and whether such information is internally-generated or third-party data. We are unaware of any requirement to list the individual websites from which the information was obtained within the Registration Statement as we intend to convey only the information contained in the Registration Statement.
7-Eleven ATM Transaction — Additional High Volume, pages 94-95

47.	We note your statement that, “The ATMs we acquired in the 7-Eleven ATM Transaction averaged over 1,000 withdrawal transactions per month during 2006, which compares favorably to the average 404 withdrawal transactions per month for our existing ATM portfolio during the same period.” In an article issued on July 23, 2007, Cardtronics sees promise in 7-Eleven (http: atmmarketplace.com article.php?id=9071&na=1), it states: “That’s compares well with the 365 withdrawals being made at the average ATM in Cardtronics’ pre-7-Eleven portfolio.” Please explain the difference in the amounts listed for the average withdrawal transactions for your portfolio before the 7-Eleven transaction.
Response: We wish to advise the Staff that the average withdrawal figure disclosed in the Registration statement is a consolidated average, representing the average number of withdrawal transactions conducted on all of our domestic and international ATMs during 2006. In contrast, the 365 average withdrawal figure disclosed in the July 23, 2007 article noted above is a domestic average, representing the average number of withdrawal transactions conducted on our domestic ATMs only. We further wish to advise the Staff that the Company did not provide this information to the publication and that such information was compiled and presented without consultation with the Company. We believe that the 404 average withdrawal figure reflected in the Registration Statement to be accurate as presented.
Other Acquisitions, page 95
48.	We note your statement on page 96 that, “Because we do not typically assume significant numbers of employees nor import new operating systems in connection with our acquisitions, we believe our acquisition growth has low integration/mitigation risk.” Please revise to reconcile with your disclosures regarding the 7-Eleven ATM Transaction.
Response: We have revised the Registration Statement throughout to clarify that our integration risks are significantly lower with respect to ATM portfolio acquisitions or asset acquisitions than they are with respect to business combinations (such as the 7-Eleven ATM Transaction). Reference is made to page 98 of Amendment No. 1.

Merchant Customers, page 97
49.	On page 98, you state: “[T]he contract terms vary, but typically include the following: . . .. our right to increase surcharge fees or remove ATMs at underperforming locations.” Please state whether the right to remove ATMs is subject to paying a termination fee.
Response: In the event a contract provides us with the right to remove an ATM from an underperforming location and we exercise such right, we have no obligation to pay a termination fee to the merchant. Accordingly, we have revised the Registration Statement to reflect this fact. Reference is made to page 100 of Amendment No. 1.
Primary Vendor Relationship — Cash Replenishment, page 102
50.	You state: “In Mexico, a specific replenishment schedule is not followed; rather, we utilize a ‘just-in-time’ replenishment philosophy.” Please explain what this means. Does this approach subject you to additional risks associated with your customer relationships?
Response: We have revised the Registration Statement to change this terminology to more closely reflect our actual replenishment policy in Mexico. We also wish to advise the Staff that such policy does not subject us to any additional risks associated with our customer relationships. Reference is made to page 104 of Amendment No. 1.
Competition, page 103
51.	In this section, please provide names of banks and non-bank competitors for each country.
Response: We have revised the Registration Statement accordingly. Reference is made to page 105 of Amendment No. 1.
Legal Proceedings — National Federation of the Blind — pages 105-106
52.	On page 106, you state: “Despite our expectation that the Court will approve the proposed settlement at that time, in the event that members of the class object to the proposed settlement and the Court concludes that their objections are valid and, for that reason, refuses to approve the settlement, the lawsuit would resume. If that occurs, we will continue our defense of this lawsuit in an aggressive manner as previously set forth.” Please state where this discussion was previously set forth. Please provide information as to the terms of the settlement offer as it relates to your obligations and liabilities.
Response: We have revised the Registration Statement accordingly. Reference is made to page 108 of Amendment No. 1.
53.	We note your statement regarding the Duane Reade litigation that you “believe that we will ultimately prevail upon the merits in this matter, although we can give no assurance as to the final outcome.” Since you are not qualified to make this statement, please revise or provide an opinion of counsel upon which you are relying.

Response: We have revised the Registration Statement to include updated information regarding this litigation. Reference is made to page 109 of Amendment No. 1.

54.	Please revise your description of the CGI litigation to disclose the basis for the complaint.

Response: We have revised the Registration Statement accordingly. Reference is made to page 109 of Amendment No. 1.
Management, page 108
Directors and Executive Officers — Board of Directors, page 108
55.	We note your statement that: “We anticipate that certain of these directors will resign prior to the completion of this offering and that we will appoint additional independent directors.” Please identify the directors who are anticipated to resign.

Response: We are still in the process of finalizing the composition of our board of directors. Accordingly, we will provide the information requested above in a subsequent amended filing and in sufficient time to permit Staff review prior to circulating a preliminary prospectus.
Executive Officer and Director Compensation, page 114
Objectives of Executive Compensation Program, page 114
56.	We note that the compensation committee performs an informal benchmarking of your compensation levels to those paid by comparable companies. Please disclose the names of these comparable companies and briefly describe how they were selected. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: We have revised the Registration Statement to include the names of the comparable companies that were selected and analyzed in the study, as well as a description of how these companies were selected. Reference is made to page 118 of Amendment No. 1.
Base Salary, page 115
57.	We note your disclosure that the compensation committee makes recommendations that take into consideration the scope of an “individual executive’s responsibilities as well as the compensation paid by other companies with which we believe we compete for executives.” Similarly, you disclose that any changes in the base salary of an executive officer is based on an evaluation of the performance, experience, and responsibilities of the individual, as well as changes in market trends. Please revise to analyze how the consideration of each of these factors resulted in the amounts paid for each element and how that compared to other benchmarks considered.

Response: We have revised the Registration Statement to clarify that while the compensation committee considers each of the elements listed above in setting or approving an executive’s initial base salary, there is no formal weighting amongst the various elements. We have also revised the Registration Statement to clarify that the primary driver of changes in an executive’s base salary is his performance (as evaluated by our Chief Executive Officer and/or the Board of Directors.) While additional factors may influence salary adjustments, including other achievements, mitigations priorities, and (potentially) market conditions, performance is the primary factor. Reference is made to page 118 of Amendment No. 1.
Annual Bonus, page 115
58.	We note that in 2006 the compensation committee based bonus awards on the achievement of “certain adjusted EBITDA target goals for our consolidated operations.” We further note that the bonus pool is funded if your consolidated adjusted EBITDA is equal to at lease 90% of the targeted adjusted EBITDA amount for the applicable period. Please revise to provide a quantitative discussion of these targeted goals and the targeted goals for Mr. Delnevo that are tied to your U.K. reportable segment’s adjusted EBITDA. Similarly, please provide this disclosure for the Long-Term Incentive Bonus Program — U.K. operations. Alternatively tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response: We have revised the Registration Statement to include the applicable EBITDA target for each bonus plan. Reference is made to pages 119 and 120 of Amendment No. 1.
Long-Term Incentive Program — Stock Options, page 115
59.	Please revise to discuss the factors that were taken into account in awarding options.

Response: We have revised the Registration Statement accordingly. Reference is made to page 119 of Amendment No. 1.
2006 Summary Compensation Table, page 117
60.	In Cardtronics’ financial statements, in note 13, it states: “The Company offers a 401(k) plan to its employees but has not historically made matching contributions. In 2007, the Company began matching 25% of the employees contributions up to 6% of the employee’s salary.” On page 121, under Pension Benefits, you state: “Currently, Cardtronics does not offer, and, therefore, none of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.” Please reconcile these statements. Please state whether the executive officers participate in this plan. If executive officers do participate in this plan, please explain why this information is not contained in the table on page 117 in accordance with Item 402. Additionally, if executive officers do participate in this plan, please include a pension benefit table on page 121.

Response: We have revised the Registration Statement to include a description of our 401(k) plan (which is a defined contribution plan rather than a defined benefit or pension plan). We have also revised the Registration Statement to indicate that our executive officers are eligible to participate in our 401(k) plan and that certain executives did participate in the plan during 2006. However, as previously disclosed in the Registration Statement, the Company made no matching contributions during 2006. As a result, there was no element of compensation related to the 401(k) plan in 2006 and no disclosure is required in the Summary Compensation Table related to this plan. Reference is made to pages 120 and 126 of Amendment No. 1.
Employment-related Agreement of Named Executive Officers, page 117-119
61.	Ronald Delnevo is eligible to receive a long-term bonus of 5% a year for four years under a separate agreement. Please disclose information regarding this agreement in the summary.

Response: We have revised the Registration Statement accordingly. Reference is made to page 123 of Amendment No. 1.
Grants of Plan-based Awards in Fiscal 2006, page 120
62.	We note the disclosure in footnote 2 to the Grants of Plan-based Awards table, footnote 3 to the Outstanding Equity Awards table, and your discussion of the value of restricted stock at the time of vesting on page 121, that you relied on independent third-party appraisals to value the options at the grant date and to value the restricted stock. Please revise to identify the valuation firm and file a consent for such expert(s).

Response: While we rely, in part, on the valuation work performed by the outside appraisal firm, we are ultimately responsible for determining the estimated fair value of our common equity. Accordingly, we have revised the Registration Statement to further clarify our policy with respect to our common equity valuation process. Based on the above, we do not believe that the firm referenced above should be designated as an expert in our Registration Statement. Reference is made to page 124 and 125 of Amendment No. 1 for the revised disclosure.
Potential Payments upon Termination or Change in Control, page 122
63.	On pages 123 through 124, you discuss what constitutes a change of control. If “CapStreet Investors and TA Associates cease collectively to own 50% or more of the Company’s common stock equivalents” a change of control will occur. It appears that these entities are seeking to sell shares pursuant to this offering. On page 123, you state: “Notwithstanding the foregoing, in no event shall an initial public offering constitute a Change of Control.” Please clarify that, if after this offering, these entities do not own 50% or more of Cardtronics after taking into account the amount of shares purchased by investors and the amount sold by these entities, whether this will constitute a change of control, and if so, disclose the payments you must make to your executive officers as a result.

Response: While it is anticipated that both CapStreet and TA Associates will be selling shareholders pursuant to this offering, such sales and the resulting reduction in their collective ownership percentage will not be considered a change in control. Specifically, a transaction or event that causes CapStreet and TA Associates to cease to collectively own 50% or more of the Company’s common stock triggers a change in control only if such transaction or event occurs prior to the date of an initial public offering. This statement is currently reflected on page 127 of Amendment No. 1. As the stock sales will be conducted concurrently with (and not prior to) the date of the initial public offering, such sales will not trigger a change in control, and, in the event the collective ownership of CapStreet and TA Associates is reduced to less than 50%, the Company will not be required to make termination payments to any of the executive officers. We have clarified this point on page 128 of Amendment No. 1.
Certain Relationships and Related Party Transactions, page 130
Transactions with our Directors and Officers, Fred R. Lummis, page 131
64.	Under the discussion of Fred Lummis, please explain why there is a discussion of payment to Independent Board members, as Mr. Lummis is not an independent board member.

Response: We have revised the Registration Statement to remove the aforementioned language as well as the language regarding expense reimbursements from under the discussion of Mr. Lummis. Additionally, we have added a separate general discussion in the same section (Transactions with our Directors and Officers) to address compensation of independent Board members and reimbursement of expenses for all Board members. Reference is made to page 135 of Amendment No. 1.
Transaction with our Directors and Officers, Subscriptions Receivable, pages 131-132
65.	We note your disclosure that: “The Company currently has loans outstanding with certain employees related to past exercises of employee stock options and purchases of the Company’s common stock, as applicable. . . .The rate of interest on each of these loans is 5% per annum. . . . Additionally, in the third quarter of 2006, the Company repurchased 15,255 shares of the Company’s common stock held by certain of the Company’s executive officers for approximately $1.3 million in proceeds. Such proceeds were primarily utilized by the executive officers to repay the majority of the above-discussed subscriptions receivable, including all accrued and unpaid interest related thereto. Such loans were required to be repaid pursuant to SEC rules and regulations prohibiting registrants form having loans with executive officers. As a result of the repayments, the total remaining amount outstanding under such loans, including accrued interest, was approximately $0.3 million as of December 31, 2006 and June 30, 2007.” Is 5% the amount of interest that you would have received in an arms-length transaction? If you would have received more, or if this interest rate is considered below market, please tell us whether you addressed this in your compensation disclosure, because the difference between the interest rate received and the market rate could be considered income for the executive officers. Additionally, has the remaining amount been paid as of the current date?

Response: The 5% interest rate referenced in our disclosure was determined by analyzing applicable interest rates on United States Treasury debt instruments in effect at the time such loans were entered into, with maturities consistent with those of the underlying loans. Based on that analysis, the applicable treasury rate in effect on September 30, 2003 was approximately 2.4%. The interest rate on the loans was set at 2.6% over that rate. Such rate was considered to be proper compensation for the credit risk given that 50% of the face value of the loans was secured by the personal assets of the borrowers. Accordingly, we do not believe that any additional disclosures regarding such rate are warranted in our executive compensation disclosures. Furthermore, we wish to advise the Staff that, while there are still some loan amounts outstanding with certain employees, there are no such amounts outstanding with the Company’s executive officers.
Underwriting, page 145
66.	Please disclose whether the shares that are part of the directed share program will be subject to a lock-up agreement, and if so, please describe the agreement.

Response: We have revised the Registration Statement to disclose our current expectation that the shares that are part of the directed shares program will not be subject to a lock-up agreement. Reference is made to page 151 of Amendment No. 1.
Financial Statements
Cardtronics, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 1. General and Basis of Presentation
Basis of Presentation, page F-6
67.	Please revise your disclosures to exclude references to quarterly reports on Form 10-Q and the company’s annual report on Form 10-K.

Response: We have revised the Registration Statement accordingly. Reference is made to page F-6 of Amendment No. 1.
Note 10. Asset Retirement Obligations, page F-16
68.	Please tell us what additional information was obtained by management that resulted in the change in estimates recorded during the six month period ended June 30, 2007. Specifically, tell us why the anticipated amount to deinstall and refurbish certain locations changed.

Response: The revision made to our asset retirement obligation during the second quarter was a result of the Company’s accumulation of additional data related to actual deinstallation costs. Specifically, during the second quarter of 2007, the Company deinstalled approximately 275 ATMs related to a single merchant. This large-scale deinstallation cost data was analyzed in conjunction with other cost data related to various other program deinstallations that occurred during late 2006 and the first half of 2007. Analysis of this data indicated that actual deinstallation costs (on average) were roughly 25% lower than our original deinstallation estimates. As a result, the Company revised its estimates such that amounts accrued for are now in-line with actual deinstallation costs expected to be incurred in the future upon deinstallation of the ATMs.
December 31, 2006 and 2005
Consolidated Statements of Operations, page F-34
69.	We note that your gross profit amounts exclude depreciation and amortization expense. Please tell us how you have complied with SAB 11B.

Response: We have revised the Registration Statement to reflect that our total cost of revenues line item is presented exclusive of depreciation, accretion and amortization expense, which is shown separately below (as required by SAB 11B). Reference is made to pages 11, 40, 63, F-34, and F-109 of Amendment No. 1.
Consolidated Statements of Cash Flows, page F-37
70.	It appears that you have classified changes in your restricted cash balances as cash flows from operations. Please tell us management’s justification for the current presentation as these balances related primarily to certain notes issued in connection with the Bank Machine acquisition.

Response: We wish to advise the Staff that we have not classified changes in our restricted cash balances as cash flows from operations. The restricted cash amounts associated with the notes issued in connection with the Bank Machine acquisition are reflected in the amounts paid for acquisitions on the Company’s cash flow statement as a cash outflow from investing activities in 2005 (as such amount was essentially funded at closing as part of the cost of the acquisition). Accordingly, the release of such restricted cash was offset against the change in notes payable within cash flows from financing activities in 2006 and had no impact on the Company’s cash flows from operating activities.
Notes to Consolidated Financial Statements
Note 1. Business and Summary of Significant Accounting Policies
(h) Inventory
71.	We note that you classify ATM machines either as property and equipment or inventory on your consolidated balance sheet. Please tell us why both presentations are appropriate, whether ATM machines are transferred between classifications, and at what value you transfer them.

Response: We classify ATM machines that are deployed under our Company-owned arrangements, or that are purchased and pending deployment under our Company-owned arrangements, as property and equipment in our consolidated balance sheet. ATM machines that are held for sale, either to merchant-owned customers or third-party ATM suppliers, are classified as inventory. If such machines are purchased for resale to a merchant customer, they are carried in inventory at the original purchase price and relieved from inventory at that price when sold (as such machines are typically subject to a signed ATM purchase agreement with a specific customer). If such machines are older machines that have been transferred from property and equipment into inventory prior to sale (typically to a third-party ATM supplier for parts), they are carried at the lower of cost or market value, and relieved from inventory at that price when sold. Used ATMs that are transferred from property and equipment to inventory are transferred at their net book value, and subsequently written down, if necessary, based on a quarterly lower of cost or market analysis. Further, in the event a used ATM is redeployed, the ATM is transferred back to property and equipment from inventory at the carrying value of the inventory, which is the average cost based upon the machine type.
Note 2. Acquisitions, page F-50
72.	We note that you used an independent appraisal firm to determine the amounts allocated to merchant contracts/relationships intangibles. As this independent appraisal firm appears to be an expert, please revise your disclosure to name the firms and provide the appropriate consents.

Response: While we rely, in part, on the valuation work performed by the outside appraisal firm when valuing the intangible assets acquired in our business combinations, we are ultimately responsible for identifying such intangible assets and determining their estimated fair values. To that end, we have revised the Registration Statement to further clarify our policy with respect to the process we employ when valuing acquired intangible assets. Based on the above, we do not believe that the firm referenced above should be designated as an expert in our Registration Statement. Reference is made to page 84, F-52, F-53, and F-55 of Amendment No. 1 for the revised disclosure.
Note 9. Preferred Stock, page F-64
73.	Please disclose a roll forward of the Series B redeemable convertible preferred stock for all years presented.

Response: We have revised the Registration Statement to include a roll forward of the Series B convertible preferred stock from February 10, 2005 to December 31, 2005 and further from January 1, 2006 to December 31, 2006. Reference is made to page F-64 of Amendment No. 1.
ATM Company
Consolidated Statements of Operations, page F-109
74.	Please tell us how your current presentation of depreciation and amortization complies with SAB 11B.

Response: We have revised the Registration Statement to reflect that our total cost of revenues line item is presented exclusive of depreciation, accretion and amortization expense, which is shown separately below (as required by SAB 11B). Reference is made to page F-109 of Amendment No. 1.

75.	Please tell us how your current presentation of Equity in (earnings)/losses of unconsolidated affiliates complies with Rule 5-03 of Regulation S-X.

Response: We wish to advise the Staff that we have not disclosed the distributions received from the related unconsolidated affiliate for the periods presented as such amounts are immaterial to ATM Company’s financial condition and results of operations for each period presented. Additionally, given the immateriality of the equity in (earnings) losses of ATM Company’s unconsolidated affiliates to its overall financial results for the periods presented, we have not presented such information as a separate section within ATM Company’s statement of operations.
Exhibit 23.1 and 23.2
76.	Please revise to include the signature of your Registered Public Accounting Firm as to their consent regarding the inclusion of their report for Cardtronics, Inc. dated March 30, 2007 and their report for ATM Company (as defined in the notes to those financial statements) dated May 10, 2005. In addition, please include the signature of your independent accountants as to their consent regarding the inclusion of their report for 7-Eleven Financial Services Business.

Response: We have revised the Registration Statement accordingly.
     Should the Staff have any questions or comments, please contact the undersigned at 281-892-0128 or David Oelman of Vinson & Elkins L.L.P. at 713-758-3708.

Very truly yours, CARDTRONICS, INC.
By:	/s/ J. Chris Brewster
J. Chris Brewster
Chief Financial Officer

cc:	Mark Rakip (Commission) Kevin Woody (Commission) Stacie Gorman (Commission) David Oelman (Vinson & Elkins L.L.P.)

ANNEX A

Statement in	Page No. in	Source	Source	Support	Exhibit
Amendment No. 1 to	Amendment No. 1		Statement or
S-1			Data
world’s largest network of ATMs	Pg 1, 3, 95	Various, See Exhibit	Various, See Exhibit	See Exhibit	1
As the world’s leading operator of ATMs...	Pg 4	Various, See Exhibit	Various, See Exhibit	See Exhibit	1
Over 9,500 of our Company-owned ATMs are under contract with well-known banks to place their logos on those machines, making us the largest non-bank owner and operator of bank-branded ATMs in the United States
	Pg 1, 3, 95	FDIC, Dove Consulting	Top 50 Bank Holding Companies by Total Domestic Deposits; 2006 ATM Deployer Study	See Exhibit	2, 3
Our branding arrangements include relationships with leading national financial institutions...	Pg 2	FDIC; Cardtronics, Inc	Top 50 Bank Holding Companies by Total Domestic Deposits; Bank Branding Client List	See Exhibit	2
We believe that the combined bank branded portfolio, which is the largest of its kind in the industry...	Pg 97	Dove Consulting	2006 ATM Deployer Study	See Exhibit	3
[Allpoint]...is the largest surcharge-free network of ATMs in the United States based on the number of participating ATMs...	Pgs 1, 3, 4, 95	Dove Consulting	2006 ATM Deployer Study	See Exhibit	4

Statement in	Page No. in	Source	Source	Support	Exhibit
Amendment No. 1 to	Amendment No. 1		Statement or
S-1			Data
[T]he Company operates the largest surcharge-free ATM network within the United States (based on number of participating ATMs)...	Pg F-6, F-38	Dove Consulting	2006 ATM Deployer Study	See Exhibit	4
Our Company-owned ATMs, which represent over 60% of our ATM portfolio, are deployed with leading retail merchants under long-term contracts with initial terms generally of five to seven years.	Pg 1	Cardtronics, Inc	Proprietary Software	See Exhibit	5
We believe the size of our network combined with our operating infrastructure allows us to be among the low-cost providers in our industry.	Pg 3	Dove Consulting; Cardtronics, Inc	2006 ATM Deployer Study; 2006 10-K	See Exhibit	6
We believe our operating costs per ATM are significantly lower than the operating costs incurred by bank ATM operators.	Pg 3	Dove Consulting; Cardtronics, Inc	2006 ATM Deployer Study; 2006 10-K	See Exhibit	6
Additionally, as a result of our relatively lower cost of operations and significant experience in ATM management, in many cases we have improved the operating cash flow of our acquired networks of ATMs and achieved high returns on capital for such transactions.	Pg 3	E*Trade; Cardtronics, Inc	E*Trade 2003 Audited Financial Statements; Cardtronics Accounting Software	See Exhibit	7

Statement in	Page No. in	Source	Source	Support	Exhibit
Amendment No. 1 to	Amendment No. 1		Statement or
S-1			Data
This has resulted in improved operating cash flow and high returns on capital for several of our transactions. For example, the current annual EBITDA on the ATM business acquired from E*TRADE Access, Inc. is approximately three times the annual EBITDA at the time of acquisition.	Pg 96	E*Trade; Cardtronics, Inc	E*Trade 2003 Audited Financial Statements; Cardtronics Accounting Software	See Exhibit	7
We believe our merchant customers value our high level of service, our 24-hour per day monitoring and accessibility, and that our U.S. ATMs are on-line and able to serve customers an average of 98.5% of the time.	Pgs 3, 96	Cardtronics, Inc	Proprietary Software	See Exhibit	8
We believe that by branding our Company-owned ATMs with the logos of banks and other financial institutions, those institutions can interact with their customers more frequently, increase brand awareness, and provide additional services, including surcharge-free access to cash, at a lower cost than traditional marketing and distribution channels.	Pg 4	Dove Consulting	2006 ATM Deployer Study	See Exhibit	9

Statement in	Page No. in	Source	Source	Support	Exhibit
Amendment No. 1 to	Amendment No. 1		Statement or
S-1			Data
We believe that our relatively lower cost of operations and significant experience in ATM management provides us with future revenue opportunities as banks and other financial institutions look to outsource certain ATM management functions to simplify operations and lower their costs.
	Pg 4	Dove Consulting	2006 ATM Deployer Study	See Exhibits	9, 10
Bank branding of ATMs and participation in surcharge-free networks allows financial institutions to rapidly increase surcharge-free ATM access for their customers at substantially less cost than building their own ATM networks. These factors have led to an increase in bank and network branding, and we believe that there will be continued growth in such arrangements.	Pg 92	Dove Consulting	2006 ATM Deployer Study	See Exhibit	9

Statement in	Page No. in	Source	Source	Support	Exhibit
Amendment No. 1 to	Amendment No. 1		Statement or
S-1			Data
CO-OP network, the nation’s largest surcharge-free network... [for] credit unions...	Pgs 56, 97, 99	Co-op Financial Services	Corporate website	See Exhibit	10
We believe that this type of branding arrangement will typically result in an increase in transaction levels at the branded ATMs...	Pg 56	Cardtronics, Inc	Internally generated data	Exhibit 12 shows a case study we have prepared related to our branding program with JP Morgan Chase to brand our ATMs located in Duane Reade stores.	11
Overall, based on the above, we believe a branding arrangement can substantially increase the profitability of an ATM versus operating the same machine in an unbranded mode.	Pg 56	Cardtronics, Inc	Internally generated data	Exhibit 12 shows a case study we have prepared related to our branding program with JP Morgan Chase to brand our ATMs located in Duane Reade stores.	11
The United Kingdom is the largest ATM market in Europe.	Pg 92	Retail Banking Research	May 2007 Banking Automation Bulletin	See Exhibit	12
Additionally, with 7-Eleven being the largest convenience store operator in the world (with over 32,700 locations worldwide)...	Pg 97	7-Eleven, Inc	Press Release August 20, 2007	See Exhibit	13

Statement in	Page No. in	Source	Source	Support	Exhibit
Amendment No. 1 to	Amendment No. 1		Statement or
S-1			Data
We believe that our relatively lower cost of operations and significant experience in ATM management provides us with future revenue opportunities as banks and other financial institutions look to outsource certain ATM management functions to simplify operations and lower their costs	Pg. 4	Dove Consulting	2006 ATM Deployer Study	See Exhibit	14